NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA COMPLETES CONSTRUCTION OF
UNDERGROUND DRILL BAY AT COPPERSTONE

June 17, 2003- AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to announce that the development of an underground drill station at the Copperstone Project in Arizona has been completed and a core drilling contractor has been selected. Mobilization of the drill and crew will begin shortly and drilling is anticipated to begin towards the end of June.

Extensive core drilling from the underground station will provide detailed data sufficient to refine the D-Zone resource estimation into reserve-level definition. The drilling will also aid in stope design and will test the limits of the high grade gold mineralization at the D Zone. Drilling results will be announced on an ongoing basis. Drilling is scheduled to continue until sufficient data has been collected for reserve estimation.

The attached underground plan map of the D-Zone shows the underground drill station and planned drill hole program.

Additional information about Bonanza can be obtained at www.americanbonanza.com .

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call:

Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023

AMERICAN BONANZA
COPPERSTONE PROJECT
D - ZONE PROGRESS
AT JUNE 16, 2003
- Plan View -
Open
13.3' @ 4.905 opt
incl. 5' @ 12.01 opt
A98-3
10' @ 0.079 opt
A98-11
C97-27
Open
CS-106
Outline of
D - Zone
Target Area
A98-15
20' @ 1.976 opt
incl. 5' @ 6.27 opt
C97-24
20.2' @ 0.452 opt
incl. 9.2' @ 0.642 opt
A98-2
Planned
Drill Holes
A98-1
Open
C97-26
20
10.6' @ 0.754 opt
incl. 6.4' @ 1.122 opt
A98-13
C97-34
10' @ 5.342 opt
C96-19
Open
Drill Station #1
Recently
Completed
Channel Samples:
80 feet @ 1.2 ounces
of Gold per ton
(previously announced)
A98-4
1,047,470 North Line
A98-5
20.5' @ 0.63 opt
incl. 4' @ 1.5 opt
Outline of
Completed
Decline Advance
18.5' @ 0.243 opt
incl. 5' @ 0.66 opt
CSD-9
40' @ 0.251 opt
incl. 10' @ 0.566 opt
CS-74
CSR-114
N
W
E
S
0
40
Feet